Exhibit 3.1

Quadro Acquisition One Corp.

Registered Company Number: 366127

(Company)

Director's Certificate

I, the undersigned, being a director of the Company, hereby CERTIFY that the following resolutions were duly passed at an extraordinary general meeting of shareholders of the Company held at 1:00 p.m., Eastern Time, on 20 November 2023 at the offices of Ellenoff Grossman & Schole LLP located at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105 and via a virtual meeting (EGM) in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company as then in effect.

Capitalised terms not defined herein shall have the meaning ascribed to them in the Notice of Extraordinary General Meeting and proxy statement for the EGM first mailed to shareholders on or about 9 November 2023.

Special resolution

“RESOLVED, as a special resolution, that subject to and conditional upon the Trust Account having net tangible assets of at least US$5,000,001 as of the date of this special resolution, the Second Amended and Restated Memorandum of Association and Articles of Association of the Company be amended as set out in Annex A to the proxy statement for the Extraordinary General Meeting, in order to give the Board of Directors of the Company the right to extend, on a monthly basis, the Termination Date (as defined therein) from November 22, 2023 to May 22, 2024 (or such earlier date as determined by the Board of Directors of the Company), with immediate effect.”

The amendments to the Second Amended and Restated Memorandum of Association and Articles of Association of the Company set out in Annex A to the proxy statement, as referred to in the foregoing resolution, are set out in full in Annex A hereto.

I, the undersigned, do hereby declare that the above is a true and exact copy of an extract of the resolutions passed by the shareholders of the Company at the EGM.

Quadro Acquisition One Corp.

By:	/s/ Dimitri Elkin
	Name:	Dimitri Elkin
	Title:	Director

ANNEX A

The Second Amended and Restated Memorandum and Articles of Association of the Company is amended by deleting Article 36.2 and replacing it in its entirety with the following:

“36.2	The Company has up to 33 months from the closing of the IPO to consummate a Business Combination, provided, however, if the board of directors anticipates that the Company may not be able to consummate a Business Combination within 33 months of the closing of the IPO, the directors may, in their sole discretion, extend the period of time to consummate a Business Combination by an additional one month period, up to six times (giving the Company a total of up to 39 months from the closing of the IPO to complete a Business Combination). In the event that the Company does not consummate a Business Combination within 39 months from the closing of the IPO, subject to valid extensions having been made (or such earlier date as may be determined by the board of directors in its sole discretion) (such date, the Termination Date), such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten (10) Business Days thereafter to redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of the remaining Members and the board of directors, liquidate and dissolve the Company, subject to the Company’s obligations under the Law to provide for claims of creditors and the requirements of other applicable law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.”